Consonus Technologies, Inc.
301 Gregson Drive
Cary, North Carolina 27511

BY EDGAR	August 12, 2008

Ms. Barbara C. Jacobs, Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Dear Ms. Jacobs:

Re:
Consonus Technologies, Inc.
Registration Statement on Form S-1
File No. 333-142635

        Today Consonus Technologies, Inc. (the "Company" or "CTI"), filed Amendment No. 8 to the above-referenced Registration Statement on Form S-1 (the "Amended Registration Statement"). The Amended Registration Statement contains preliminary expectations of management as to certain operating results for the second quarter of 2008, particularly, revenue and costs of goods sold. The preliminary estimates are based on management's expectations and are subject to quarterly review procedures and final recommendations and adjustments. Other than the preliminary estimates included in the Amended Registration Statement, the Company is not in a position at this time to release additional second quarter 2008 information.

        While representatives of the Company have commenced the preparation of a quarterly report for the second quarter 2008, the report is not yet final or complete. A draft report has not been reviewed or commented upon by the Chief Executive Officer, who is required to certify the disclosures contained in the final report, and has only been preliminarily reviewed by the Chief Financial Officer, who is also required to certify the disclosures. The disclosures contained in the draft report, including the second quarter operating results, are subject to adjustment. Furthermore, while Ernst & Young LLP, the Company's auditors, has reviewed a draft of the report, they have not completed their required quality control procedures and will not be able to do so until such time as the draft report is finalized by the Company.

        The Company's and its management, including the Chief Executive Officer and Chief Financial Officer, are currently focused on marketing, pricing and closing its contemplated initial public offering. If the contemplated offering closes, management will then turn its focus on finalizing its initial quarterly report on Form 10-Q. Management expects to be in a position to file the initial quarterly report on Form 10-Q within 45 days following the effective date of the Registration Statement as required by Exchange Act Rule 13a-3(a).

        Please contact the undersigned if you wish to discuss the above.

Sincerely,
/s/ Michael Shook
Michael Shook President & Chief Executive Officer Consonus Technologies, Inc.